December 18, 2019

Gregory Sangalis
Senior Vice President, General Counsel
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

       Re: Service Corporation International
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 001-06402

Dear Mr. Sangalis:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations, page 39

1. You present two similarly-titled subtotals in your statement of operations: operating profit and operating income. The operating profit subtotal appears to exclude a portion of your operating expenses, while the operating income subtotal does not. Also, the total costs and expenses line item does not appear to include all costs and expenses, despite the title implying that it does. Please retitle both the operating profit and total costs and expenses amounts here and elsewhere throughout the filing to better reflect what they actually represent. Refer to Rule 5-03 of Regulation S-X.
 Gregory Sangalis
Service Corporation International
December 18, 2019
Page 2
Note 2. Summary of Significant Accounting Policies, page 44

2. Please disclose the types of amounts you include in each of the three line items on page 39 that comprise total costs and expenses. Also, disclose the types of amounts you include in the general and administrative expenses line item.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



FirstName LastNameGregory Sangalis                            Sincerely,
Comapany NameService Corporation International
                                                              Division of
Corporation Finance
December 18, 2019 Page 2                                      Office of Trade &
Services
FirstName LastName